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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM T-1
                    STATEMENT OF ELIGIBILITY UNDER THE TRUST
                     INDENTURE ACT OF 1939 OF A CORPORATION
                          DESIGNATED TO ACT AS TRUSTEE

                      CHECK IF AN APPLICATION TO DETERMINE
                      ELIGIBILITY OF A TRUSTEE PURSUANT TO
                                SECTION 305(b)(2)

                                HSBC BANK USA
                (Exact name of trustee as specified in its charter)

             New York                                  13-2774727
             (Jurisdiction of incorporation            (I.R.S. Employer
             or organization if not a U.S.             Identification No.)
             national bank)

             452 Fifth Avenue, New York, NY            10018-2706
             (212) 525-5600                            (Zip Code)
             (Address of principal executive offices)

                               Warren L. Tischler
                              Senior Vice President
                                  HSBC Bank USA
                                452 Fifth Avenue
                          New York, New York 10018-2706
                               Tel: (212) 525-1311
            (Name, address and telephone number of agent for service)

                         DISTRIBUTION FINANCIAL SERVICES
                             RV/ MARINE TRUST 2001-1
                 DEUTSCHE RECREATIONAL ASSET FUNDING CORPORATION
                                  (REGISTRANT)
               (Exact name of obligor as specified in its charter)

               Nevada                                    41-1592157
               (State or other jurisdiction              (I.R.S. Employer
               of incorporation or organization)         Identification No.)

               c/o Wells Fargo Bank Minnesota, National Association
                   Sixth and Marquette
                   Minneapolis, MN 55479

                               Asset Backed Notes
                         (Title of Indenture Securities)


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                                     General
Item 1. General Information.

                 Furnish the following information as to the trustee:

         (a) Name and address of each examining or supervisory authority to which it is subject.

                 State of New York Banking Department.

                 Federal Deposit Insurance Corporation, Washington, D.C.

                 Board of Governors of the Federal Reserve System, Washington, D.C.

         (b) Whether it is authorized to exercise corporate trust powers.

                          Yes.

Item 2. Affiliations with Obligor.

                 If the obligor is an affiliate of the trustee, describe each such affiliation.

                          None


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Item 16. List of Exhibits

Exhibit

T1A(i)            (1)    Copy of the Organization Certificate of HSBC Bank
                         USA.

T1A(ii)           (1)    Certificate of the State of New York Banking
                         Department dated December 31, 1993 as to the authority of HSBC Bank USA to commence business as amended effective on March 29, 1999.

T1A(iii)                 Not applicable.

T1A(iv)           (1)    Copy of the existing By-Laws of HSBC Bank USA as
                         adopted on January 20, 1994 as amended on October 23, 1997.

T1A(v)                   Not applicable.

T1A(vi)           (2)    Consent of HSBC Bank USA required by Section
                         321(b) of the Trust Indenture Act of 1939.

T1A(vii) Copy of the latest report of condition of the trustee (March 31, 2001), published pursuant to law or the requirement of its supervisory or examining authority.

T1A(viii)                Not applicable.

T1A(ix)                  Not applicable.


   (1) Exhibits previously filed with the Securities and Exchange Commission with registration No. 022-22429 and incorporated herein by reference thereto.

   (2) Exhibit previously filed with the Securities and Exchange Commission with Registration No. 33-53693 and incorporated herein by reference thereto.





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                                    SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, HSBC Bank USA, a banking corporation and trust company organized under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 5th day of November, 2001.



                                             HSBC BANK USA


                                             By:  /s/ Todd N. Niemy
                                                --------------------------------
                                                      Todd N. Niemy
                                                      -------------
                                                      Vice President